SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                          HeartWare International, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    422368100
                                 (CUSIP Number)

                                 October 20, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).




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                                  SCHEDULE 13G
CUSIP NO. 422368100                                                       2 of 6

                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                      Only)
         1
                      Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)

         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |X|
                                                                        (b)  |_|

         3            SEC USE ONLY

         4            CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

          NUMBER OF                    SOLE VOTING POWER
                                 5
            SHARES                     0

         BENEFICIALLY                  SHARED VOTING POWER
                                 6
        OWNED BY EACH                  639,954 shares of Common Stock
                                       (See Item 4)

          REPORTING                    SOLE DISPOSITIVE POWER
                                 7
         PERSON WITH                    0

                                       SHARED DISPOSITIVE POWER
                                 8
                                       639,954 shares of Common Stock
                                       (See Item 4)

                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
         9
                      639,954 shares of Common Stock (See Item 4)

                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES                                         |X|
         10

                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11
                      7.2% (See Item 4)

                      TYPE OF REPORTING PERSON
         12
                      IN

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CUSIP NO. 422368100                                                       3 of 6


Item 1(a).        Name of Issuer:

                  HeartWare International, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  205 Newbury Street
                  Suite 101
                  Framingham, Massachusetts 01701

Items 2(a),
(b) and (c).      Name of Persons Filing,  Address of Principal  Business Office
                  and Citizenship:

                  This  Schedule   13G  is  being  filed on behalf of Michael A.
                  Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

                  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as
                  Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item  2(d).       Title of Class of Securities:

                  Common Stock, par value $0.001 per share (the "Common  Stock")

Item 2(e).        CUSIP Number:

                  422368100

Item 3.           Not applicable.

Item 4.           Ownership:

                  (a)   Amount beneficially owned:

                        639,954 shares of Common Stock*

                  (b)   Percent of class:

                 Based on 8,949,488 shares of Common Stock outstanding as indicated in the Issuer's Registration of Certain Classes of Securities on Form 10Q filed on August 14, 2009, the Reporting Persons hold approximately 7.2%* of the issued and outstanding Common Stock of the Issuer.

                  (c)   Number of shares to which such person has:

                        (i)     Sole power to vote or direct the vote: 0

                        (ii)    Shared power to vote or direct the vote:
                                639,954 shares of Common Stock*

                        (iii) Sole power to dispose or to direct the disposition of: 0

                        (iv)    Shared   power  to   dispose  of  or  direct the
                                disposition of: 639,954  shares of Common Stock*

                  *The Reporting Persons beneficially own an aggregate of 639,954 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.

                  All of the foregoing represents an aggregate of 639,954 shares of Common Stock held directly by Deephaven Growth Opportunities Trading Ltd. ("Deephaven Growth") and Deephaven Event Trading Ltd.("Deephaven Event"). The Reporting Persons are the Managing Members of Stark Offshore Management LLC, the Manager of Specialty Fund Management Services LLC, which acts as investment manager and has sole power to direct the management of Deephaven Growth and Deephaven Event. Through Deephaven Growth and Deephaven Event, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.
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CUSIP NO. 422368100                                                       4 of 6



Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership  of  More  than  Five Percent on  Behalf of  Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not applicable

Item 8.           Identification  and  Classification  of  Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of a Group.

                  Not applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 422368100                                                       5 of 6



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2009



                                           /s/ Michael A. Roth
                                           Michael A. Roth



                                           /s/ Brian J. Stark
                                           Brian J. Stark

                                  SCHEDULE 13G
CUSIP NO. 422368100

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT



In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 639,954 shares of Common Stock of HeartWare International, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 30, 2009.


                                         /s/ Michael A. Roth
                                         Michael A. Roth



                                         /s/ Brian J. Stark
                                         Brian J. Stark